Exhibit 4.12

SALE OF SHARES AND CLAIMS AGREEMENT

amongst

CALEDONIA MINING CORPORATION PLC

and

CALEDONIA MINING SERVICES (PRIVATE) LIMITED

and

CALEDONIA HOLDINGS ZIMBABWE (PRIVATE) LIMITED

and

CROSSBOUNDARY ENERGY HOLDINGS

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	3
2.	PROVISIONS WHICH TAKE IMMEDIATE EFFECT	10
3.	SUSPENSIVE CONDITIONS	10
4.	REGULATORY FILINGS	12
5.	SALE AND PURCHASE	13
6.	PURCHASE PRICE	14
7.	PAYMENT	14
8.	CAPITAL GAINS TAX	15
9.	VAT	15
10.	PRE-CLOSING MEETING	16
11.	CLOSING	16
12.	INTERIM PERIOD UNDERTAKINGS	19
13.	PURCHASER WARRANTIES	21
14.	CHANGE OF NAME	22
15.	SELLER Warranties	22
16.	CALENDONIA HOLDINGS WARRANTIES	22
17.	Limitations of liability	23
18.	BREACH	26
19.	TERMINATION	27
20.	DISPUTE RESOLUTION	28
21.	ANNOUNCEMENTS AND CONFIDENTIALITY	28
22.	GENERAL	29
23.	ADDRESSES FOR LEGAL PROCESSES AND NOTICES	32
24.	COSTS	33
ANNEXURES

PARTIES:

This Agreement is made amongst:

(1)	CALEDONIA MINING CORPORATION PLC, a public company with limited liability duly incorporated and registered according to the laws of Jersey, registration number: 120924 (the Seller);

(2)	CALEDONIA MINING SERVICES (PRIVATE) LIMITED, a private limited liability company duly incorporated and registered according to the laws of Zimbabwe, registration number: 898/34 (the Company);

(3)

CALEDONIA HOLDINGS ZIMBABWE (PRIVATE) LIMITED, a private limited liability company duly incorporated and registered according to the laws of Zimbabwe, registration number: 5/45 (Caledonia Holdings); and

(4)	CROSSBOUNDARY ENERGY HOLDINGS, a company registered in accordance with the laws of Mauritius under registration number C137785 C1/GBL (the Purchaser).

WHEREAS:

A.	As at the Signature Date, the Seller is the registered holder of 100,000 Shares in the Company, being all of the issued Shares of the Company on the Signature Date.

B.	Further particulars of the Company as at the Signature Date are set out in Annexure A.

C.

The Seller and the Company entered into a sale of assets and loan agreement on or about 4 August 2022 in terms of which the Seller agreed to sell the Solar Plant to the Company on the terms and subject to the conditions set out in such agreement (the Sale of Assets and Loan Agreement). The Seller and the Company agreed that the Company would issue 50,000 Shares to the Seller as part of the consideration for the sale of the Solar Plant representing an amount of USD3,294,124.18, which share issue has been concluded and is included in the number of Shares referred to at paragraph A of this Preamble. The current balance, as at the Signature Date, of the available loan of USD9,882,372.54 pursuant to the Sale of Assets and Loan Agreement, being an amount of USD[6,118,397.90], remains outstanding on loan account, the terms of which loan are set out in the Sale of Assets and Loan Agreement (the Solar Loan) and which loan has been granted approval by the RBZ.

D.

There exists an intra-group loan between Caledonia Holdings and the Company arising from the difference between (i) the amendment and restatement of the Loan Notes (as hereinafter defined) to change the issuer in respect of the Loan Notes from the Company to Caledonia Holdings; and (ii) an intra-group loan advanced by the Company to Caledonia Holdings representing proceeds of the Loan Notes, before being amended and restated, which were transferred to Caledonia Holdings, the capital and interest, as at the Signature Date, of such net amount being USD[190,452.51] (the resultant net intra-group loan, from time to time, the Intra-group Loan).

E.

The Seller wishes to sell the Sale Shares and the Sale Claims, to the Purchaser, and the Purchaser wishes to purchase the Sale Shares and the Sale Claims, on the terms and subject to the conditions set out in this Agreement.

F.

Caledonia Holdings wishes to sell the Caledonia Holdings Claims to the Purchaser, and the Purchaser wishes to purchase the Caledonia Holdings Claims, on the terms and subject to the conditions set out in this Agreement.

IT IS AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

For the purposes of this Agreement and the preamble above, unless the context requires otherwise:

1.1.1	Agreement means this sale of shares and claims agreement and includes its Annexures which shall form part of it;

1.1.2

Anti-Bribery Laws means (i) the U.S. Foreign Corrupt Practices Act 1977; (ii) the UK Bribery Act 2010; (iii) any other Applicable Laws which may apply to the Company regarding public and commercial anti-bribery; and (iv) all applicable international anti-corruption treaties which may apply to the Company such as the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the United Nations Convention against Corruption;

1.1.3	Arbitration Act has the meaning given to it in clause 20.2;

1.1.4

Applicable Laws means, in relation to a Party, all and any of the following: (i) statutes, subordinated legislation and common law; (ii) regulations; (iii) ordinances and by-laws; (iv) directives, codes of practice, circulars, guidance notices, judgments and decisions of any competent authority, or any governmental, intergovernmental or supranational agency, body, department or regulatory, self-regulatory or other authority or organisation; and (v) other similar provisions, from time to time, compliance with which is mandatory for that Party;

1.1.5	Blanket Mine means Blanket Mine (1983) (Private) Limited, a private company with limited liability duly incorporated and registered according to the laws of Zimbabwe, registration number: 172/69;

1.1.6	Business means the business of the Company, being the ownership and operation of the Solar Plant;

1.1.7	Business Day means any day other than a Saturday, Sunday or statutory public holiday in Zimbabwe;

1.1.8

Caledonia Holdings Claims means all the claims of whatsoever nature and however arising which Caledonia Holdings has against the Company, as at the Closing Date, which include, for the avoidance of doubt, the Intra-group Loan;

1.1.9	Claiming Party has the meaning given to in clause 17.3;

1.1.10	Caledonia Holdings Purchase Price has the meaning given to it in clause 6;

1.1.11

Closing means completion of all the matters contemplated under clause 11 resulting in the sale and purchase of the Sale Shares, the Sale Claims and the Caledonia Holdings Claims in accordance with the terms and subject to the conditions of this Agreement;

1.1.12

Closing Date means the date which is 5 (five) Business Days after the date on which the last Condition is waived or fulfilled (as the case may be); or such other date as may be agreed amongst the Parties;

1.1.13	Closing Disclosure Letter means the letter delivered on the Closing Date from the Seller to the Purchaser disclosing matters in relation to the Seller Warranties and any Material Adverse Effect;

1.1.14	Companies Act means the Zimbabwean Companies and Other Business Entities Act (Chapter 24:31);

1.1.15	Competition Authorities means the Competition and Tariff Commission of Zimbabwe;

1.1.16	Competition Filing has the meaning given to it in clause 4.2;

1.1.17	Conditions means the suspensive conditions set out in clause 3 to which this Agreement is subject, and Condition shall mean any one of them as the context may require;

1.1.18	Disclosed Matters means matters fairly disclosed in the Disclosure Documents, meaning that:

1.1.18.1	the Seller must have disclosed sufficient detail to enable the Purchaser to identify the nature and scope of the matter disclosed and its relevance to the Seller Warranties; and

1.1.18.2	a matter reasonably likely to have a Material Adverse Effect is only considered ‘fairly disclosed’ if included in a Disclosure Letter;

1.1.19

Disclosure Documents means either Disclosure Letter and the information contained in the virtual data room (which the Purchaser has had access to up until the Signature Date and listed in an index of documents agreed to amongst the Parties on the Signature Date);

1.1.20	Disclosure Letters means the Closing Disclosure Letter and the Signing Disclosure Letter, and Disclosure Letter means either one of them;

1.1.21

Encumbrance means any interest (including any right to acquire, option or right of pre-emption, first refusal or conversion), any mortgage, suretyship, guarantee, notarial bond, cession, charge (fixed or floating), encumbrance, pledge, lien, assignment, subordination, hypothecation, title, retention or other security interest, agreement or arrangement or any agreement to create any of the above, and Encumber shall be construed accordingly;

1.1.22	Exchange Control Regulations means the Exchange Control Regulations, Statutory Instrument 109 of 1996;

1.1.23	Governmental Entity means:

1.1.23.1

the government of any applicable jurisdiction (including any national, state, municipal or local government or any political or administrative subdivision thereof) and any department, ministry, agency, instrumentality, court, central bank, commission or other authority thereof;

1.1.23.2

any governmental, quasi-governmental or private body or agency lawfully exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, licensing, competition, tax, importing or other governmental authority or quasi-governmental authority within any applicable jurisdiction; and

1.1.23.3	any stock exchange within any applicable jurisdiction;

1.1.24

Government Official means: (i) any elected or appointed government official in any jurisdiction; (ii) any employee or person acting for or on behalf of a Government Entity; (iii) any political party, candidate for public office, officer, employee, or person acting for or on behalf of a political party or candidate for public office; or (iv) an employee or person acting for or on behalf of a public international organization (e.g. the United Nations);

1.1.25	Interim Period means the period from the Signature Date until the Closing Date (both days inclusive);

1.1.26	Intra-group Loan has the meaning given to it in paragraph D of the preamble;

1.1.27

Knowledge means the actual knowledge of Mark Learmonth (CEO), Chester Goodburn (CFO) or Adam Chester (General Counsel), in each case after due and careful inquiry of each of them as to the matter which is the subject of the statement;

1.1.28	Legal Proceedings means any judicial, administrative or arbitral actions, suits, investigations, or proceedings (public or private) by or before a Governmental Entity;

1.1.29

Loan Notes means the loan notes issued by the Company pursuant to a loan note instrument dated 15 February 2023 and guaranteed by the Seller, for an aggregate amount of up to USD12,000,000 (twelve million United States Dollars), of which loan notes to the aggregate value of USD7,000,000 (seven million United States Dollars) have been issued to two noteholders, which Loan Notes have been amended and restated with Caledonia Holdings as the issuer instead of the Company on 8 November 2023 (as per D in the Preamble above);

1.1.30	Long-stop Date means the end of the day that is 180 days after the Signature Date, or such later date as may be agreed amongst the Parties in writing;

1.1.31

Losses means any and all actions, claims, losses and liabilities, including but not limited to charges, costs (including legal and other professional costs), damages, expenses, fines, interest, judgments, penalties of any nature whatsoever, including, in each case, all related Tax, but shall exclude losses of profit, indirect losses and consequential losses, and Loss shall have a corresponding meaning;

1.1.32	Material Adverse Effect means the occurrence of an event which will result (or is reasonably likely to result) in a material adverse effect on:

1.1.32.1	the financial, contractual or commercial situation, or a substantial part of the assets or business, of the Company; or

1.1.32.2	the capacity of the Company to comply with its undertakings or obligations (including under this Agreement),

it being recorded that “material” for the purposes of this definition of Material Adverse Effect means an event which will result (or is reasonably likely to result), whether individually or in the aggregate, in Losses of USD200,000 or more; but excluding anything arising from:

1.1.32.3	changes in any Applicable Laws or interpretation thereof; or

1.1.32.4

any action or inaction of the Company pursuant to or in accordance with: (i) the ordinary course of the business of the Company, based on the 12 calendar months prior to the Signature Date; (ii) a written request or at the written direction of the Purchaser; or (iii) with the prior written consent of the Purchaser.

1.1.33	Material Contracts means the contracts described in Annexure C, and Material Contract shall mean any one of them as the context may indicate;

1.1.34	Operative Provisions has the meaning given to it in clause 2;

1.1.35	Parties means the Seller, the Company, Caledonia Holdings and the Purchaser, as the parties to this Agreement, and Party means any one of them as the context may require;

1.1.36

PPA means the power purchase agreement entered into between the Company and Blanket Mine on or about 17 December 2020, in terms of which the Company agrees to sell, and Blanket Mine agrees to purchase, green energy available from, and/or generated by, the Solar Plant, on the terms and subject to the conditions in such agreement;

1.1.37	Purchase Price has the meaning given to it in clause 6;

1.1.38	RBZ means the Reserve Bank of Zimbabwe (Exchange Control Authority);

1.1.39	Recipient of a Claim has the meaning given to it in clause 17.3;

1.1.40	Regulatory Conditions has the meaning given to it in clause 3.5;

1.1.41	Regulatory Approvals are the approvals to be obtained in respect of the Regulatory Conditions;

1.1.42

Sale Claims means all the claims of whatsoever nature and however arising which the Seller has against the Company, as at the Closing Date, which, for the avoidance of doubt, includes the Solar Loan, being, as at the Signature Date, the amount of USD[6,118,397.90];

1.1.43	Sale of Assets and Loan Agreement has the meaning given to it in paragraph C of the preamble;

1.1.44	Sale Shares means 100 000 (one hundred thousand) Shares in the share capital of the Company, which shares comprise all of the issued Shares in the Company as at the Closing Date;

1.1.45	Seller Warranties means the warranties set out in Annexure B, and Seller Warranty means any one of them as the context may require;

1.1.46	Shares means the ordinary class of shares with a par value of USD0.12 each in the share capital of the Company;

1.1.47	Signature Date means the date on which this Agreement is signed by the Party signing last in time;

1.1.48

Signing Disclosure Letter means the letter dated the date of this Agreement from the Seller to the Purchaser delivered by the Seller before the execution of this Agreement disclosing matters in relation to the Seller Warranties and any Material Adverse Effect;

1.1.49	Solar Loan has the meaning given to it in paragraph C of the preamble;

1.1.50	Solar Plant means a solar photovoltaic power station and related infrastructure and facilities located at the Blanket Mine, 180 kilometers south of Bulawayo, in Zimbabwe;

1.1.51	Subcontracts means the contracts described in Annexure D, and Subcontract shall mean any one of them as the context may indicate;

1.1.52	Suspended Provisions has the meaning given to it in clause 3.1;

1.1.53

Tax means all direct and indirect taxes, charges, imports, duties, levies, deductions, withholdings or fees of any kind whatsoever, or any amount payable on account of or as security for any of the foregoing, imposed, levied, collected, withheld or assessed by a Governmental Entity, together with any penalties, fines or interest relating thereto, including but not limited to corporate tax, provisional tax, income tax, capital gains tax, value added tax, withholding tax, customs, securities transfer tax, and any payment whatsoever which the Company may be or become bound to make to any person as a result of the operation of any enactment relating to taxation and all penalties, charges and interest relating to any claim for taxation or resulting from a failure to comply with the provisions of any enactment relating to taxation and Taxes and Taxation shall be construed accordingly;

1.1.54	Title Warranties means those Seller Warranties at parts 1, 2, and 3 of Annexure B;

1.1.55	Transaction Agreements means:

1.1.55.1	this Agreement;

1.1.55.2	the PPA;

1.1.55.3	the Sale of Assets and Loan Agreement;

1.1.55.4	the Intra-group Loan; and

1.1.55.5	any agreement entered into pursuant to any of the documents referred to in clauses 1.1.56.1 to 1.1.56.4 (both inclusive),

and Transaction Agreement means any one of them;

1.1.56	USD means United States Dollar, the lawful currency of the United States of America;

1.1.57	VAT means value-added tax levied in terms of the VAT Act;

1.1.58	VAT Act means the Zimbabwean Value Added Tax Act (Chapter 23:12); and

1.1.59	ZIMRA means the Zimbabwe Revenue Authority.

1.2	Interpretation

1.2.1	In addition to the definitions in clause 1.1, unless expressly provided to the contrary or inconsistent with the context, a reference in this Agreement to:

1.2.1.1

this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or that other agreement, document or instrument as amended, varied, novated or substituted from time to time;

1.2.1.2	a clause, sub-clause or Annexure is to a clause, sub-clause or annexure to this Agreement;

1.2.1.3

a person includes any natural person, firm, company, corporation, body corporate, juristic person, unincorporated association, government, state or agency of a state or any association, trust, partnership, syndicate, consortium, joint venture, charity or other entity (whether or not having separate legal personality);

1.2.1.4	any one gender, whether masculine, feminine or neuter, includes the other two;

1.2.1.5	the singular includes the plural and vice versa;

1.2.1.6	a word or expression given a particular meaning includes cognate words or expressions;

1.2.1.7	any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day is a day that is not a Business Day, the next Business Day;

1.2.1.8

a statutory provision includes any subordinate legislation made from time to time under that provision and a reference to a statutory provision includes that provision as from time to time modified, amended, substituted or re-enacted as far as such modification, amendment, substitution or re-enactment applies, or is capable of applying, to this Agreement or any transaction entered into in accordance with this Agreement;

1.2.1.9

the words including, include or in particular followed by specific examples shall be construed by way of example or emphasis only and shall not be construed, nor shall it to take effect, as limiting the generality of any preceding words, and the eiusdem generis-rule shall not to be applied in the interpretation of such specific examples or general words; and

1.2.1.10	the words other or otherwise shall not be construed eiusdem generis with any foregoing words where a wider construction is possible.

1.2.2	All the headings and sub-headings in this Agreement are for convenience and reference only and shall be ignored for the purposes of interpreting it.

1.2.3

A term defined in a particular clause or Annexure in this Agreement, unless it is clear from the clause or Annexure in question that application of the term is to be limited to the relevant clause or Annexure bears the meaning ascribed to it for all purposes of this Agreement, notwithstanding that that term has not been defined in clause 1.1, and where there is any inconsistency between any term defined in clause 1.1 and any term defined in any clause or Annexure in this Agreement, then, for the purposes of construing such clause or Annexure the term as defined in such clause or Annexure prevails.

1.2.4	No rule of construction may be applied to the disadvantage of a Party because that Party was responsible for or participated in the preparation of this Agreement or any part of it.

1.2.5

If a definition confers substantive rights or imposes substantive obligations on a Party, such rights and obligations shall be given effect to and are enforceable as substantive provisions of this Agreement, notwithstanding that they are contained in that definition.

1.2.6	A reference in this Agreement to a time of day is a reference to Central African Time.

1.2.7

The use of any expression covering a process available under Zimbabwean law is, if any of the Parties is subject to the law of any other jurisdiction, to be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.

1.2.8

The termination or expiry of this Agreement does not affect those provisions of this Agreement that expressly provide that they will operate after any such termination or expiry, or which by implication continue to have effect after such termination or expiry.

2.	PROVISIONS WHICH TAKE IMMEDIATE EFFECT

The provisions of this clause 2 and clauses 1, 3, 4, 10, 12 and 18 to 24 (both inclusive) shall take effect and become operative immediately upon the Signature Date (the Operative Provisions).

3.	SUSPENSIVE CONDITIONS

3.1

All the provisions of this Agreement, except for the Operative Provisions (such other provisions, the Suspended Provisions), shall take effect and become operative only upon the fulfilment or waiver of the following Conditions on or by the Long-stop Date (unless otherwise specified):

3.1.1	that the parties to the PPA conclude an agreement amending and/or restating the PPA, in each case in a form acceptable to the Seller and the Purchaser, acting reasonably;

3.1.2	that the RBZ Exchange Control Department duly grants exchange control approval, in terms of the Exchange Control Regulations for the following:

3.1.2.1

the proposed sale by the Seller of the Sale Shares, Sale Claims and the Caledonia Holdings Claims, to the Purchaser, as contemplated in this Agreement, including the transfer of the Sale Shares to the Purchaser;

3.1.2.2

the Company to be permitted from Closing, and for the life of the PPA to: (i) contract for and receive payments for power supplied to Blanket Mine in foreign currency; (ii) open and operate an offshore foreign currency account, or nominate an offshore foreign currency account of a group company on its behalf to use in connection with the PPA and receive invoiced funds offshore in US Dollars specifically for the purposes of debt service and equity repayment obligations; and (iii) retain the balance of invoiced funds to service local operational costs and relevant taxes, which will be payable to the Company’s onshore account.

3.1.3

that all and any approvals that may be required in terms of any Applicable Laws for the Purchaser’s acquisition of the Company as a result of the sale of the Sale Shares as contemplated in this Agreement are granted by the applicable Competition Authorities, provided that such approval shall either be:

3.1.3.1	unconditional and unqualified; or

3.1.3.2

(i) subject to such conditions or qualifications which the Purchaser confirms in writing to the Seller are acceptable to the Purchaser (at its sole discretion) insofar as such conditions or qualifications affect the Purchaser, or (ii) subject to such conditions or qualifications which the Seller confirms in writing to the Purchaser are acceptable to the Seller (at its sole discretion) insofar as such conditions or qualifications affect the Seller; and

3.1.3.3

in the event that the Competition Authorities impose conditions or qualifications (which are acceptable to each Party, acting in its sole discretion, insofar as such conditions or qualifications affect such Party) which constitute pre-conditions to the implementation of the sale of the Sale Shares as contemplated in this Agreement, then such pre-conditions must be satisfied on or before the later of: (i) the Long-stop Date or (ii) if applicable, the date specified in such conditions or qualifications imposed by the Competition Authorities;

3.1.4	that the Commissioner-General of ZIMRA rules that VAT is payable in respect of the sale of the Sale Shares and the Business at a rate of 0% (zero percent);

3.1.5	that:

3.1.5.1

the Company has installed and commissioned three 8MvA transformers at the Solar Plant to replace and upgrade the previously installed transformers at the plant, including all associated control and protection systems, to the satisfaction of the Purchaser, acting reasonably, it being recorded that the specification and design of which has been acknowledged and accepted by the Purchaser on or before the Signature Date; and

3.1.5.2

the Purchaser and the Company have measured and confirmed that following such commissioning the Solar Plant is capable of dispatching 12.2 MWac as measured at the point of interconnection between Blanket Mine’s electrical grid and the Solar Plant;

3.1.5.3

the Company has implemented and tested an integrated SCADA system, the philosophy and specification of which has been acknowledged and accepted by the Purchaser, acting reasonably, and the Purchaser has confirmed the successful implementation and testing of the system and that it ensures the safe operation, control and monitoring of the Solar Plant during both grid-connected and islanded states;

3.1.6	that the Seller has procured that Blanket Mine has provided the Payment Security required under the PPA;

3.1.7	that, in relation to each of the Tax liabilities identified in Annexure E, the Company has provided written confirmation to the Purchaser that the requisite lodgements have been made; and

3.1.8

that the Purchaser has provided Blanket Mine with a binding offer for the Purchaser to develop, own and operate an expansion of the Solar Plant, with no upfront cost on a PPA basis, in accordance with clause 11.2 of the PPA (as amended pursuant to clause 3.1.1), which offer shall state the proposed tariff of the expansion, plant configuration and timeline for completion, provided however that if the Seller or Blanket Mine has not given the Purchaser the binding load profile and proposed site location by 30 September 2024, this condition shall be deemed automatically waived by all other Parties. .

3.2

The Conditions in (subject to the proviso therein) clause 3.1.8 are stipulated for the benefit of the Seller alone and may be waived by the Seller at any time on or before the Long-stop Date, but only by written notice given to the Purchaser on or before that date.

3.3

The Conditions in clauses 3.1.5, 3.1.6 and 3.1.7 are stipulated for the benefit of the Purchaser alone and may be waived by the Purchaser at any time on or before the Long-stop Date, but only by written notice given to the Seller on or before that date.

3.4

The Conditions in clauses 3.1.1 and 3.1.4 are stipulated for the benefit of the Seller and the Purchaser and may be waived by agreement in writing between the Purchaser and the Seller at any time on or before the Long-stop Date.

3.5	The Conditions in clauses 3.1.2 and 3.1.3 (the Regulatory Conditions) are regulatory in nature and incapable of waiver.

3.6

If any one of the Conditions is not fulfilled or waived by the Long-stop Date, then the Suspended Provisions shall not take effect and the Operative Provisions shall fall away, with the exception of clauses 1, and 18 to 24 (both inclusive) unless otherwise agreed in writing by the Parties. In the event that this Agreement terminates in accordance with this clause 3.6, each of the Parties shall be relieved of its respective duties and obligations arising in terms of this Agreement from and after the date of such termination, and such termination shall be without liability to any of the Parties; provided that no such termination shall relieve any Party from liability (including any liability for damages) for any breach of this Agreement or other liability arising prior to termination hereof.

3.7	If all of the Conditions are fulfilled, then the Suspended Provisions shall also take effect and become operative, and the whole of this Agreement shall accordingly become unconditional.

3.8

The Parties shall co-operate with one another and do everything reasonably required of it, including the furnishing of all such information as may be so required, for the purposes of procuring the timeous fulfilment of all the Conditions.

3.9	Unless otherwise specified, each Party shall bear its own costs of and incidental to procuring the fulfilment of the Conditions.

4.	REGULATORY FILINGS

4.1	In relation to each of the Regulatory Approvals:

4.1.1

the Parties will do all such reasonable things (including, where reasonable, signing all relevant documents), provide all information and generally perform all such reasonable actions and take all such reasonable steps as may be open to it and necessary for or incidental to making the necessary applications for, and obtaining, the Regulatory Approvals;

4.1.2

each Party shall provide the other Parties with drafts of all material correspondence, documents or other communications (including drafts of the filings (if any)) relating to the Regulatory Conditions (removing any confidential or competitively sensitive information) and shall give the other Parties reasonable opportunity to comment on such communications prior to their submission to the relevant Governmental Entities. Furthermore, each Party shall promptly provide the Parties with copies of all such material communications received from or sent to the relevant Governmental Entities. Each Party undertakes to involve the Parties in any meetings or material discussions with the relevant Governmental Entities; and

4.1.3

each Party agrees that all requests and enquiries from the relevant Governmental Entities relating to the Regulatory Conditions shall be dealt with by such Party promptly and in consultation with the Parties, and each Party shall promptly co‑operate with and provide all necessary information and assistance reasonably required by the relevant Governmental Entities in relation thereto upon being requested to do so by the other(s).

4.2

As soon as reasonably possible after the Signature Date, the Seller shall prepare the merger filing which will be submitted to the relevant Competition Authorities for purposes of fulfilling the Condition Precedent in clause 3.1.3 (the Competition Filing) and the Parties agree that the Seller will lodge and file the Competition Filing on the Parties’ behalf.

4.3

The Seller undertakes to the other Parties to do everything reasonable and within its power and control to ensure that the Competition Filing is completed and submitted to the Competition Authorities for approval as soon as possible after the Signature Date but, in any event, within 30 (thirty) days of the Signature Date.

4.4	The filing fees payable in connection with the Competition Filing shall be borne equally between the Seller and the Purchaser.

4.5	Any legal costs and fees incurred by a Party in connection with gathering and collecting information required of it for the Competition Filing shall be borne by that Party.

5.	SALE AND PURCHASE

5.1	Sale Shares and Sale Claims

5.1.1

The Seller hereby sells and cedes to the Purchaser, and the Purchaser hereby purchases from the Seller, upon and subject to the terms and conditions of this Agreement and as one indivisible transaction together with the simultaneous sale of the Caledonia Holdings Claims, the Sale Shares and Sale Claims, on and with effect from the Closing Date.

5.1.2

The Sale Shares and Sale Claims are sold free and clear of all Encumbrances and in all other respects with full title guarantee, with all rights attaching to them at Closing, including the right to receive all distributions and dividends declared, paid or made in respect of the Sale Shares at or immediately after Closing and all principal interest payments in respect of the Sale Claims at or immediately after Closing.

5.1.3	Risk in, benefit of and ownership of the Sale Shares and Sale Claims will pass to the Purchaser on the Closing Date following Closing.

5.2	Caledonia Holdings Claims

5.2.1

Caledonia Holdings hereby sells and cedes to the Purchaser, and the Purchaser hereby purchases from Caledonia Holdings, upon and subject to the terms and conditions of this Agreement and as one indivisible transaction together with the simultaneous sale of the Sale Shares and Sale Claims, the Caledonia Holdings Claims, on and with effect from the Closing Date.

5.2.2

The Caledonia Holdings Claims are sold free and clear of all Encumbrances and in all other respects with full title guarantee, with all rights attaching to them at Closing, including all principal interest payments in respect of the Caledonia Holdings Claims at or immediately after Closing.

5.2.3	Risk in, benefit of and ownership of the Caledonia Holdings Claims will pass to the Purchaser on the Closing Date following Closing.

6.	PURCHASE PRICE

6.1	Sale Shares and Sale Claims

6.2

The purchase price payable by the Purchaser to the Seller for the Sale Shares and Sale Claims is an amount of USD22,350,000, less an amount equal to the Calendonia Holdings Purchase Price (the Purchase Price), of which:

6.2.1	an amount equal to the face value of the Sale Claims plus any interest thereon, as at the Closing Date, shall be allocated as the purchase price of the Sale Claims; and

6.2.2	the remaining balance shall be allocated as the purchase price of the Sale Shares.

6.3	Caledonia Holdings Claims

The purchase price payable by the Purchaser to Caledonia Holdings for the Caledonia Holdings Claims is an amount equal to the face value of the Caledonia Holdings Claims plus any interest thereon as at the Closing Date (the Caledonia Holdings Purchase Price).

6.4	Treatment of Sale Claims and Calendonia Holdings Claims

It is recorded that, during the Interim Period, the Company may utilise available cash to repay some or all of the Solar Loan and the Intra-Group Loan. The Seller shall confirm as soon as practicable before the Closing Date the amount, as at Closing, of the Solar Loan and the Intra-Group Loan, and the consequent face value of the Sale Claims and Caledonia Holdings Claims plus any interest thereon, for purposes of clauses 6.2.1 and 6.3 above, and the resultant allocation of the Purchase Price to the Sale Shares for purposes of clause 6.2.2, on the basis that the aggregate of the purchase price allocated to the Sale Claims, Sale Shares and Caledonia Holdings Claims is an amount of USD22,350,000.

7.	PAYMENT

7.1	On the Closing Date, the Purchaser shall pay:

7.1.1

the Purchase Price without deduction, set-off or withholding of any nature whatsoever, by electronic transfer of immediately available funds into the following bank account, or such other bank account as nominated by the Seller to the Purchaser in writing at least 24 (twenty four) hours before the due date for payment:

Account Holder:	Caledonia PLC USD

Bank:	Barclays Private Bank & Trust

Sort Code:	20-45-05

IBAN:	GB65 BARC 2045 0565 3658 55

Swift Code:	BARCGB22

Account Number:	65365855

7.1.2

the Caledonia Holdings Purchase Price without deduction, set-off or withholding of any nature whatsoever, by electronic transfer of immediately available funds into the following bank account, or such other bank account as nominated by Caledonia Holdings to the Purchaser in writing at least 24 (twenty four) hours before the due date for payment:

Account	Holder: Caledonia Holdings Zimbabwe (Private) Limited

Bank:	Stanbic Bank Zimbabwe Limited

Swift Code:	SBICZWHX

Account Number:	9140007557719

Correspondent Bank Details:

Bank:	Standard Bank of South Africa

Swift Code:	SBZA ZA JJ

Account Number:	090861930

7.2	The Purchase Price and the Caledonia Holdings Purchase Price must reflect in the aforementioned bank accounts on the Closing Date.

8.	CAPITAL GAINS TAX

8.1	The Seller acknowledges that capital gains tax is payable by them on the transaction contemplated in this Agreement, in an amount to be assessed by ZIMRA.

8.2

The Parties shall accordingly arrange for the capital gains tax assessment to be conducted by ZIMRA and each Party hereby undertakes to make its representatives available for the purposes of any interviews conducted by ZIMRA in this regard.

8.3	The Seller shall pay any amount due to ZIMRA in respect of the capital gains tax payable pursuant to the transactions contemplated in this Agreement, in the currency of assessment.

9.	VAT

9.1	The Parties agree for purposes of the VAT Act that:

9.1.1	the Company is a going concern, and the Business comprises a “trade” as defined in the VAT Act;

9.1.2	the Company is sold by the Seller to the Purchaser with all the assets necessary for operating the Business;

9.1.3	the Business is, and on the Closing Date will be, an income-earning activity; and

9.1.4	the Purchase Price and the Caledonia Holdings Purchase Price are inclusive of VAT at a rate of 0% (zero percent).

9.2	The Parties record that the sale of the Sale Shares and the Business falls within the ambit of section 10(1)(e) of the VAT Act and VAT is payable at the rate of 0% (zero percent).

9.3	The Parties also record that the sale of the Sale Shares and the Sale Claims constitutes the transfer of financial services, which are exempt from VAT in terms of section 11 (a) of the VAT Act.

9.4

Should the Commissioner-General of ZIMRA rule that VAT is payable in respect of the sale of the Sale Shares and the Business at a rate exceeding 0% (zero percent), the Purchaser shall pay such VAT to the Seller when the Seller is required to make payment thereof, against delivery of an invoice (as defined in the VAT Act) to the Purchaser.

10.	PRE-CLOSING MEETING

10.1

The Parties agree that they, and shall procure that their respective financial and legal advisors (if any), shall meet electronically at least 2 (two) Business Days prior to the Closing Date in order to prepare for Closing.

10.2

At the pre-Closing meeting referred to in clause 10.1, the Parties and their respective advisors (if any) shall ensure that all outstanding items necessary for a successful Closing on the Closing Date are implemented and/or finalised. The Parties undertake to use their reasonable commercial endeavours to ensure that all such outstanding items are dealt with efficiently and in such a manner as will ensure a successful Closing on the Closing Date.

11.	CLOSING

11.1	Unless otherwise agreed by the Parties in writing, a Closing meeting shall be held on the Closing Date at such place and time as the Parties agree in writing.

11.2	At Closing:

11.2.1	the Seller and the Purchaser shall (if they have not already done so) confirm in writing that all the Conditions have been fulfilled or waived, as the case may be, within the time permitted;

11.2.2	the Seller shall deliver to the Purchaser:

11.2.2.1	a written transfer form for the transfer of ownership of the Sale Shares to the Purchaser, duly executed by it;

11.2.2.2	a written cession and transfer form for the cession and transfer of the Sale Claims to the Purchaser, duly executed by it;

11.2.2.3

copies of resolutions (in a form acceptable to the Purchaser, acting reasonably) of the board of directors of the Seller approving the execution of this Agreement by the Seller and performance by the Seller of its obligations under this Agreement;

11.2.2.4	the original share certificates in respect of the Sale Shares;

11.2.2.5	the written resignations on and with effect from the Closing Date, of all of the directors of the Company;

11.2.2.6

copies of the following resolutions (in a form acceptable to the Purchaser, acting reasonably) passed by the Company’s board of directors, which may be expressed as being subject to Closing taking place as contemplated in terms of this clause 11:

11.2.2.6.1	a resolution approving the Company’s entry into this Agreement and the PPA amended pursuant to clause 3.1.1;

11.2.2.6.2	a resolution approving the cession and transfer of the Sale Shares from the Seller to the Purchaser;

11.2.2.6.3	a resolution noting and authorising the cession and transfer of the Sale Claims and the Caledonia Holdings Claims to the Purchaser;

11.2.2.6.4	a resolution approving the registration in the Company’s register of members of the Purchaser as the holder of the Sale Shares in accordance with section 159 of the Companies Act;

11.2.2.6.5	a resolution approving the cancellation of the existing share certificates in respect of the Sale Shares and the issue of an appropriate new share certificate to the Purchaser for the Sale Shares; and

11.2.2.6.6

a resolution acknowledging the resignation of all the directors of the Company and noting the appointment of all of the persons nominated by the Purchaser, to the Company’s board of directors, one of whom shall be a Zimbabwean national;

11.2.2.7

copies of resolutions of the Seller (in its capacity as the sole shareholder of the Company (in a form acceptable to the Purchaser, acting reasonably)), which may be expressed as being subject to Closing taking place as contemplated in terms of this clause 11, accepting the resignation of all the directors of the Company and appointing all of the persons nominated by the Purchaser (provided that such nomination is delivered to the Seller at least 5 (five) Business Days prior to the Closing Date), to the Company’s board of directors;

11.2.2.8	a new original share certificate by the Company evidencing the Purchaser as the registered owner of the Sale Shares;

11.2.2.9	a copy of the updated register of members of the Company reflecting the Purchaser as the registered owner of the Sale Shares and a copy of the updated register of beneficial owners; and

11.2.2.10	a notice in writing stating that:

11.2.2.10.1

the Title Warranties and, subject to any disclosures in the Completion Disclosure Letter, the remaining Seller Warranties are true, accurate and not misleading in all respects as at the Closing Date; and

11.2.2.10.2	subject to any disclosures in the Closing Disclosure Letter, for the period from the Signature Date to the Closing Date, no Material Adverse Effect has occurred;

11.2.3

the Seller shall make all the books and records of the Company, including without derogating from the generality thereof the minute books, register of members and the register of beneficial owners, registration certificate, articles of association, books of account, title deeds, all tax records and the like, available to the Purchaser at the location agreed by the Parties;

11.2.4	the Purchaser shall deliver to the Seller:

11.2.4.1

copies of resolutions (in a form acceptable to the Seller, acting reasonably) of the board of directors of the Purchaser approving the execution of this Agreement by the Purchaser and performance by the Purchaser of its obligations under this Agreement; and

11.2.4.2	written proof of payment of the Purchase Price as contemplated in clause 7.

11.2.5	Caledonia Holdings shall deliver to the Purchaser:

11.2.5.1	a written cession and transfer form for the cession and transfer of the Caledonia Holdings Claims to the Purchaser, duly executed by it; and

11.2.5.2

copies of resolutions (in a form acceptable to the Purchaser, acting reasonably) of the board of directors of Caledonia Holdings approving the execution of this Agreement by Caledonia Holdings and performance by Caledonia Holdings of its obligations under this Agreement;

11.2.6	the Purchaser shall deliver to Caledonia Holdings written proof of payment of the Caledonia Holdings Purchase Price as contemplated in clause 7.

11.3

Notwithstanding anything to the contrary anywhere else in this Agreement the Parties agree that all the matters to be completed pursuant to clause 11.2 shall be deemed to have been completed simultaneously, and that none of them shall be deemed to have been completed unless all of them have been completed.

12.	INTERIM PERIOD UNDERTAKINGS

12.1	The Seller hereby undertakes to the Purchaser that, during the Interim Period, the Seller shall procure that the Company shall:

12.1.1

continue to carry on its business in all respects in the ordinary and regular course and, as such, shall continue to conduct its business under the same name, and in all material respects on the same basis and in the same manner as it did immediately prior to the Signature Date;

12.1.2

ensure that all security, asset maintenance and other related services, on substantially the same basis and terms as those in place immediately preceding the Signature Date, continue to be provided in order to safeguard the security, possession and condition of all infrastructure, equipment and other assets comprising the Solar Plant;

12.1.3

comply with all Applicable Laws in all material respects, including by (i) paying all Taxes imposed upon it or any of its assets, income or profits or any transactions undertaken, or entered into, by it, or for which it is liable in any way whatsoever as and when such Taxes are due and (ii) keeping or causing to be kept proper books and records relating to its business in all material respects in accordance with Applicable Laws; and

12.1.4

maintain in full force and effect all approvals, authorisations, consents, exemptions, filings, licences, insurance, registrations and resolutions required for the conduct of the Business in the places and in the manner in which the Business is carried on, as at the Signature Date, and promptly make and renew, or use reasonable endeavours to attempt to make and renew, from time to time, all filings and registrations, as may be required or reasonably desirable under any Applicable Law to operate the Business.

12.2

The Seller undertakes to the Purchaser that, during the Interim Period, it shall procure that the Company shall not, and the Company shall not (except to the extent reasonably necessary to give effect to this Agreement or fulfil any Conditions) without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed:

12.2.1	change the nature or scope of its Business in any respect, or cease or suspend, or threaten or propose to cease or suspend, to carry on all or a substantial part of its Business;

12.2.2	alter its constitutional documents or any of the rights attaching to the Sale Shares;

12.2.3	enter into any transaction, agreement or arrangement, save as expressly contemplated in this Agreement;

12.2.4	declare, authorise, make or pay any dividend or other distribution, or repurchase or redeem any Shares;

12.2.5

create, allot, issue or subscribe for (or agree to create, allot, issue or subscribe for) any share or shareholder loan or other security or grant any option share, loan capital, other security or other rights in this regard, save as expressly contemplated in this Agreement;

12.2.6

commence or instigate any Legal Proceedings or make any admission of liability, or any agreement, settlement or compromise of any claims, disputes or litigation (except in each case, in connection with: (i) any claims for payment or breach of contract in the ordinary course of business; or (ii) any employee related disputes in the ordinary course of business);

12.2.7	make any changes to the accounting policies and procedures of the Company, including but not limited to appointment of new auditors or changing the accounting reference period;

12.2.8	create, or agree or permit to be created, any new Encumbrance over any of the assets of the Company other than in the ordinary course;

12.2.9

grant or agree to grant any loans or other financial facilities to or for the benefit of any person or grant or agree to grant any assistance to, or any guarantees, sureties or indemnities for the benefit of, any person, other than in the ordinary course;

12.2.10	dispose of, or enter into any agreement to dispose of (whether by one transaction or a series of transactions), any of its assets or undertakings other than in the ordinary course;

12.2.11	terminate, cancel or make, or agree to make, any amendment, variation, deletion or addition, to or of, a Material Contract;

12.2.12	pass any directors’ or shareholders’ resolutions, except for any resolutions relating or connected to the transactions contemplated in this Agreement; or

12.2.13

fail to take any action to maintain in force any of its existing insurance policies on the same material terms to provide a similar level of cover as in force at the Signature Date or do anything to make any policy of insurance void or voidable or reduce the level of insurance cover provided.

12.3

The Seller hereby undertakes to the Purchaser that, during the Interim Period, the Seller shall use all reasonable endeavours to engage with the counterparties to the Subcontracts to procure that the Seller’s rights under each of the Subcontracts are ceded and assigned to the Company.

12.4

It is recorded that the undertakings reflected in this clause 12 have been included to protect the subject matter of the sale set out in this Agreement and its value during the Interim Period. Notwithstanding the aforegoing, it is agreed that (i) such undertakings will not in any way confer upon the Purchaser the right to materially influence the policy of the Company nor to permit the Purchaser to become actively involved in the running of the Business during the Interim Period and (ii) the Purchaser shall not be entitled to manage and/or control the Business and/or the Company or any part thereof, in any way before Closing.

13.	PURCHASER WARRANTIES

The Purchaser hereby irrevocably and unconditionally gives to (i) the Seller in connection with the purchase of the Sale Shares and Sale Claims, and (ii) Caledonia Holdings in connection with the purchase of the Caledonia Holdings Claims, all of the following warranties, on the basis that they apply, except where the context indicates otherwise, as at the Signature Date, the Closing Date and the period between those dates:

13.1

it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate properties and carry on its business;

13.2

it has full power and authority, and as at Closing will have obtained all consents, licences, authorisations, waivers or exemptions required to execute the Agreement to empower it, to execute the Agreement and each other agreement, document, instrument or certificate contemplated by the Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the Purchaser Documents), and to consummate the transactions contemplated hereby and thereby;

13.3

the execution and performance by the Purchaser of the Agreement and each Purchaser Document have been duly authorised by all necessary corporate action on behalf of the Purchaser. The Agreement has been, and each Purchaser Document, at or prior to the Closing, will be duly executed by the Purchaser and (assuming the due authorisation and execution by the other Parties hereto and thereto) the Agreement constitutes, and each Purchaser Document when so executed will constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar laws affecting creditors’ rights and remedies generally;

13.4

no consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required on the part of the Purchaser in connection with the execution of the Agreement or, other than in respect of the Regulatory Approvals, the Purchaser Documents;

13.5

there are no Legal Proceedings pending or, as far as the Purchaser is aware, threatened that are reasonably likely to prohibit or restrain the ability of the Purchaser to enter into the Agreement or consummate the transactions contemplated hereby;

13.6

it has, and at Closing will have, sufficient funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and the Caledonia Holdings Purchase Price as set forth in clause 7 and any expenses incurred by the Purchaser in connection with the transactions contemplated by the Agreement;

13.7	it has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder;

13.8	it has the requisite power and authority to enter into and perform its obligations under this Agreement; and

13.9	this Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on it in terms of this Agreement.

14.	CHANGE OF NAME

The Purchaser shall:

14.1	as soon as reasonably possible after the Closing Date, change the Company’s name such that its registered name will not incorporate the word “Caledonia” in it; and

14.2	procure that the Company, with effect from the Closing Date, ceases to use as a trading name “Caledonia Mining Services”.

15.	SELLER WARRANTIES

15.1

The Seller hereby irrevocably and unconditionally gives to the Purchaser in connection with the sale of the Sale Shares and Sale Claims all of the Seller Warranties, on the basis that they apply, except where the context indicates otherwise, as at the Signature Date, the Closing Date and the period between those dates.

15.2

The Purchaser acknowledges and agrees that except as expressly provided under the Seller Warranties, the Seller gives or makes no warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion in any of the Disclosed Matters.

15.3

Other than the Seller Warranties, the Seller gives no other warranties (whether express, implied or tacit, and whether orally or contained in any other document) in relation to or in connection with the Sale Shares and/or the Sale Claims and/or the Company and/or the Business, assets and/or liabilities of the Company, and the Sale Shares and Sale Claims are sold to and purchased by the Purchaser on a "voetstoets" basis.

15.4

Without prejudice to any rights of the Purchaser arising from this Agreement for breach of any Seller Warranties, but subject to clause 17 (other than clause 17.1.2, which shall not apply to this indemnity), the Seller hereby indemnifies and holds the Purchaser harmless from and against the entirety of any Losses which the Purchaser may suffer resulting from, arising out of, or relating to a failure of the Seller Warranty in paragraph 11.4 of Annexure B to be true and correct.

16.	CALENDONIA HOLDINGS WARRANTIES

Caledonia Holdings hereby irrevocably and unconditionally gives to the Purchaser in connection with the sale of the Caledonia Holdings Claims all of the following warranties, on the basis that they apply, except where the context indicates otherwise, as at the Signature Date, the Closing Date and the period between those dates:

16.1

it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate properties and carry on its business;

16.2

it has full power and authority, and as at Closing will have obtained all consents, licences, authorisations, waivers or exemptions required to execute the Agreement to empower it to execute the Agreement and each other agreement, document, instrument or certificate contemplated by the Agreement or to be executed by Caledonia Holdings in connection with the consummation of the transactions contemplated hereby and thereby (the Caledonia Holdings Documents), and to consummate the transactions contemplated hereby and thereby;

16.3

the execution and performance by Caledonia Holdings of the Agreement and each Caledonia Holdings Document have been duly authorised by all necessary corporate action on behalf of Caledonia Holdings. The Agreement has been, and each Caledonia Holdings Document, at or prior to the Closing, will be duly executed by Caledonia Holdings and (assuming the due authorisation and execution by the other Parties hereto and thereto) the Agreement constitutes, and each Caledonia Holdings Document when so executed will constitute the legal, valid and binding obligation of Caledonia Holdings, enforceable against Caledonia Holdings in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar laws affecting creditors’ rights and remedies generally;

16.4

no consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required on the part of Caledonia Holdings in connection with the execution of the Agreement or, other than in respect of the Regulatory Approvals, the Caledonia Holdings Documents;

16.5

there are no Legal Proceedings pending or, as far as Caledonia Holdings is aware, threatened that are reasonably likely to prohibit or restrain the ability of Caledonia Holdings to enter into the Agreement or consummate the transactions contemplated hereby;

16.6	it has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder;

16.7	it has the requisite power and authority to enter into and perform its obligations under this Agreement; and

16.8	this Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on it in terms of this Agreement.

17.	LIMITATIONS OF LIABILITY

17.1	Except in the case of the Seller’s fraud or wilful, misconduct, the Seller shall not be liable to the Purchaser in respect of any breach or breaches of any of the Seller Warranties:

17.1.1

unless a written claim setting out in detail the particular Seller Warranty breached and the material information known to the Purchaser in relation to the basis of the claim and the Purchaser’s estimate of the quantum of Losses or other liabilities or potential liabilities which are, or are to be, the subject of the claim is received by the Seller on or before:

17.1.1.1	the expiry of six (6) years from the Closing Date in relation to the Tax Warranties at paragraph 11 of Annexure B;

17.1.1.2	the expiry of three (3) years from the Closing Date in relation to the Warranties at sections 4 and 12 of Annexure B;

17.1.1.3	the expiry of 18 months from the Closing Date in respect of all other Seller Warranties;

17.1.2

in respect of any individual claim, unless the liability (disregarding the provisions of this clause 17.1.2) in respect of such claim exceeds an amount equal to 0.5% (zero point five percent) of the combined Purchase Price and Caledonia Holdings Purchase Price, in which case the Purchaser shall be entitled to claim the full amount of such claim;

17.1.3

in respect of a number of claims, unless the quantum of the damages for which the Seller would otherwise be liable (disregarding the provisions of this clause 17.1.3), in aggregate is more than 5% (five percent) of the combined Purchase Price and Caledonia Holdings Purchase Price, in which case the Purchaser shall be entitled to claim the full amount of all such claims;

17.1.4

in respect of any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance or any Losses arising therefrom, to the extent that it is a result of:

17.1.4.1

any act, omission or transaction of the Purchaser or any member of the Purchaser’s group (including the Company), or their respective directors, officers, employees or agents or successors in title, after Closing;

17.1.4.2

the passing of, or any change in, after the Signature Date, any Applicable Law including any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the Signature Date;

17.1.4.3	any change after the Signature Date of any generally accepted interpretation or application of any Applicable Law; or

17.1.4.4	any change in accounting or Taxation policy, bases or practice of the Company or the Purchaser introduced or having effect after the Signature Date;

17.1.5

to the extent that the facts, matters, or circumstances giving rise to the relevant claim and/or the breach of this Agreement constitute a Disclosed Matter (save that in respect of the Title Warranties or the Seller Warranties referred to in sections 4 and 12 of Annexure B a matter is not a Disclosed Matter unless specifically made by reference to those Warranties in a Disclosure Letter); and

17.1.6	for any amount recovered by the Purchaser or the Company from any third party under any policy of insurance in respect thereof.

17.2

Except in the case of the Seller’s fraud or wilful misconduct, the maximum aggregate liability of the Seller under this Agreement in respect of a breach of the Seller Warranties shall be limited to an amount not exceeding:

17.2.1	the quantum of the combined Purchase Price and Caledonia Holdings Purchase Price in the event a breach relates to any of the Seller Warranties in clauses 1, 2 and 3 of Annexure B; and

17.2.2	the product of the combined Purchase Price and Caledonia Holdings Purchase Price multiplied by 30%, in the event a breach relates to the balance of the Seller Warranties,

subject to an aggregate maximum liability in respect of the breaches contemplated in clauses 17.2.1 and 17.2.2 of the quantum of the combined Purchase Price and Caledonia Holdings Purchase Price (and not 130% thereof).

17.3	No Party (each a Recipient of a Claim) shall be liable to any other Party (each a Claiming Party) under this Agreement in respect of:

17.3.1

any liability which is contingent, unless and until such contingent liability becomes an actual liability and is due and payable, provided that, in respect of any potential claim by the Purchaser against the Seller in terms of the Seller Warranties, the Purchaser shall not be precluded by anything in this clause 17.3.1 if (i) the Purchaser has, prior to the expiry of any relevant claims period referred to in this clause 17, given the Seller written notice of the existence of such potential claim and (ii) the contingent liability becomes an actual liability prior to the expiry of the relevant claims period referred to in this clause 17;

17.3.2	any loss of goodwill or any indirect, special or consequential losses;

17.3.3

any matter, act, omission or circumstance (or any combination thereof), including the aggravation of a matter or circumstance or any Losses arising therefrom, to the extent that it is a result of any matter or thing done or omitted to be done:

17.3.3.1	pursuant to and in compliance with this Agreement; or

17.3.3.2

otherwise at the request in writing or with the approval in writing of (i) the Purchaser, in respect of any matter, act, omission or circumstance (or any combination thereof) of the Seller, or the Company prior to Closing, or (ii) the Seller in respect of any matter, act, omission or circumstance (or any combination thereof) of the Purchaser, or the Company after Closing; and

17.3.4

any claim that arises from, the amount by which any claim is increased as a result of, or where the delay in the discovery of any claim that arises from, fraud, dishonesty, fraudulent misrepresentation or wilful concealment by (i) the Seller, or the Company prior to Closing, if the Claiming Party is the Purchaser, or (ii) the Purchaser, or the Company after Closing, if the Claiming Party is the Seller.

17.4

Each Party shall procure that all reasonable steps are taken, and all reasonable assistance is given to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

17.5

If a Recipient of a Claim has paid an amount in discharge of any claim under this Agreement and the Claiming Party is or becomes entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Claiming Party (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Recipient of the Claim shall be subrogated to such rights that the Claiming Party has or would otherwise have in respect of the claim against the third party at the cost of the Recipient of the Claim or, if subrogation is not possible, the Claiming Party shall procure that all steps are taken as the Recipient of the Claim may reasonably require to (or to enable the Claiming Party to) enforce such recovery at the cost of the Recipient of the Claim. The Claiming Party shall pay to the Recipient of the Claim as soon as practicable after receipt, an amount equal to the lesser of (i) the sum recovered from the third party, and (ii) the amount actually paid by the Recipient of the Claim in discharge of the relevant claim.

17.6	No Claiming Party shall be entitled to recover from the Recipient of the Claim under this Agreement more than once in respect of the same cause of action giving rise to the Losses suffered.

17.7

Any claim notified pursuant to clause 17.1 shall (if it has not been previously satisfied, settled or withdrawn) be deemed to be irrevocably withdrawn 6 (six) months after the notice is given pursuant to clause 17.1.1 or, in the case of any contingent liability, 6 (six) months after such contingent liability becomes an actual liability and is due and payable unless, in any such case, arbitration or other Legal Proceedings or action in respect of it have been commenced, including in accordance with clause 20.

17.8	The Seller and the Purchaser agree to treat any payment made pursuant to this Agreement for a breach of Seller Warranty as an adjustment to the Purchase Price.

18.	BREACH

18.1

The Seller and/or Caledonia Holdings shall be entitled to claim specific performance or to cancel this Agreement summarily by giving written notice to that effect to the Purchaser if the Purchaser fails to pay on due date any amount which becomes payable to it in terms of clause 6 and remains in default for 14 (fourteen) days after receiving written notice to remedy the default.

18.2

Should a Party commit any other breach of this Agreement prior to Closing, except in the case of fraud, gross negligence or wilful misconduct or breach of any applicable anti-bribery, anti-corruption and anti-money laundering laws where a party may pursue any available remedy, the other Parties shall not be entitled to cancel the Agreement unless the breach is material and cannot be remedied adequately by the payment of damages and, being such a breach, it is not remedied or is not capable of being remedied by specific performance within a reasonable time after the defaulting Party receives written notice to remedy the breach.

18.3	The remedies of each Party in terms of this clause 18 shall not be exhaustive and shall be in addition and without prejudice to any other remedies it has under or in consequence of this Agreement.

18.4

Notwithstanding anything to the contrary anywhere else in this Agreement, except in the case of fraud, gross negligence or wilful misconduct or breach of any applicable anti-bribery, anti-corruption and anti-money laundering laws, none of the Parties shall be entitled to cancel this Agreement for any breach by any other Party after Closing, but shall always be entitled to recover any damages which it would otherwise be entitled to recover.

19.	TERMINATION

19.1	This Agreement may be terminated prior to Closing as follows:

19.1.1	by mutual written consent of the Parties;

19.1.2

by a Party if any other Party is provisionally or finally liquidated or becomes subject to any other statutory corporate rescue process (or any application is launched in that regard, save for frivolous or vexatious applications);

19.1.3	by any Party for the fraud, gross negligence or wilful misconduct or breach of any applicable anti-bribery, anti-corruption and anti-money laundering laws by any other Party(ies); or

19.1.4

by any Party if there is in effect a final non-appealable order of a Governmental Entity restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated in this Agreement.

19.2

In the event of termination of this Agreement pursuant to clause 19.1, written notice thereof shall forthwith be given to the other Parties, and this Agreement shall terminate, and the purchase of the Sale Shares, the Sale Claims and the Caledonia Holdings Claims hereunder shall be abandoned, without further action by any Party.

19.3

In the event that this Agreement is validly terminated in accordance with clause 19.1, each of the Parties shall be relieved of its respective duties and obligations arising under this Agreement from and after the date of such termination, and such termination shall be without liability to any Party; provided that no such termination shall relieve any Party from liability (including any liability for damages) for any breach of this Agreement or other liability arising prior to termination hereof; and provided further that the provisions and obligations of the Parties set out in clauses 1, and 20 to 24 (both inclusive) of this Agreement shall survive any such termination and shall be enforceable under this Agreement.

20.	DISPUTE RESOLUTION

20.1

In the event of any dispute arising out of or in connection with this Agreement or the breach, termination or invalidity thereof, then upon written notice from any Party to the other Party or Parties to the dispute, the dispute shall be settled by arbitration.

20.2

The Parties to the dispute may agree on the arbitration procedure and on the arbitrator and, failing agreement within 5 (five) days of the notice in clause 20.1, the arbitration shall be conducted in accordance with the UNCITRAL Arbitration Rules in force at the time of the dispute read together with the Arbitration Act (Chapter 7:15) (the Arbitration Act).

20.3	Unless agreed otherwise, the arbitration shall be administered by the Parties to the dispute.

20.4	The appointing authority in terms of the Arbitration Act, shall be the Commercial Arbitration Centre, Harare.

20.5	The number of arbitrators shall be 1 (one).

20.6	The place of arbitration shall be Harare, Zimbabwe.

20.7

Nothing in this clause shall preclude any Party seeking urgent interim relief from any court of competent jurisdiction and, in this regard, the Parties consent and submit to the non-exclusive jurisdiction of the High Court of Zimbabwe.

21.	ANNOUNCEMENTS AND CONFIDENTIALITY

21.1	The Parties undertake to one another:

21.1.1

not to disclose or otherwise reveal directly or indirectly to any third party, any confidential information provided by one Party to any other, or otherwise acquired during the negotiations leading to this Agreement, particularly details of this Agreement, contract terms, project information, trade secrets, fees, financing arrangements and all and any information relating to the Business or the operations and affairs of the Parties (Confidential Information), without the prior specific written consent of the Party providing such information; and

21.1.2

to exercise reasonable care to prevent disclosure of Confidential Information to any third party, except as may be authorized in writing by the other Parties, internal dissemination of the Confidential Information shall be limited to those employees whose duties justify their need to know such information and then only on the basis of a clear understanding by these employees of their obligations to maintain the confidentiality of such Confidential Information and to restrict the use of such information solely to the use granted to the other Parties under this Agreement. The Parties shall each be liable for any improper disclosure of Confidential Information by their employees.

21.2	The above undertakings shall not apply to Confidential Information:

21.2.1	which at the time of disclosure is published or otherwise generally available to the public, otherwise than through any act or omission on the part of the disclosing Party;

21.2.2	which a Party can show was in its possession at the time of disclosure and which was not acquired directly or indirectly from the Disclosing Party; and/or

21.2.3	which the Party is obliged to disclose in terms of any applicable securities laws, the rules or regulations of any recognized stock exchange, an order of court, subpoena or other legal process.

21.3	In the event that a Party hereto is required by legal process to disclose any of the Confidential Information of the other Party, it shall:

21.3.1	provide the other Parties with prompt notice of such requirement so as to enable such Parties to seek a protective order or waive compliance with the provisions of this clause; and

21.3.2

whether or not a protective order or other remedy is obtained or a Party has waived compliance with the provisions of this Agreement, take all reasonable steps to ensure that only that portion of the information that it is legally required to disclose is so disclosed.

21.4	The provisions of this clause 21 shall survive termination of this Agreement, for whatever reason.

22.	GENERAL

22.1	Communications between the Parties

All notices, demands and other oral or written communications given or made by or on behalf of any of the Parties to any other Party shall be in English or accompanied by a certified translation into English.

22.2	Remedies

Subject to the provisions of clause 18, no remedy conferred by this Agreement is intended to be exclusive of any other remedy which is otherwise available at law, by statute or otherwise. Each remedy is cumulative and in addition to every other remedy given hereunder or now or hereafter existing at law, by statute or otherwise. The election of any one or more remedies by any of the Parties does not constitute a waiver by such Party of the right to pursue any other remedy.

22.3	Entire Agreement

22.3.1

This Agreement constitutes the entire agreement between the Parties in regard to its subject matter and supersedes any previous agreement between the Parties in relation to the matters dealt with in this Agreement and represents the entire agreement between the Parties in relation to the matters dealt with in this Agreement.

22.3.2	No Party shall have any claim or right of action arising from any undertaking, representation or warranty not included in this Agreement.

22.4	Variations

No agreement to vary, add to or cancel this Agreement shall be of any force or effect unless recorded in writing and signed by or on behalf of all of the Parties.

22.5	No Waiver

22.5.1	A waiver of any right or remedy under this Agreement or by law is only effective if given in writing and is not deemed a waiver of any subsequent breach or default.

22.5.2

A failure to exercise or a delay by a Party in exercising any right or remedy provided under this Agreement or by law does not constitute a waiver of that or any other right or remedy, nor does it prevent or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by law prevents or restricts the further exercise of that or any other right or remedy.

22.6	Survival of Rights, Duties and Obligations

Termination or expiry of this Agreement for any cause does not release any Party from any liability which at the time of termination or expiry has already accrued to such Party or which thereafter may accrue in respect of any act or omission prior to such termination or expiry.

22.7	Severance

If any provision of this Agreement that is not material to its efficacy as a whole is rendered void, illegal or unenforceable in any respect under any law of any jurisdiction, the validity, legality and enforceability of the remaining provisions are not in any way affected or impaired thereby and the legality, validity and unenforceability of such provision under the law of any other jurisdiction are not in any way affected or impaired.

22.8	Assignment

Save as permitted by the provisions of this Agreement, no Party may cede any of its rights or delegate any of its obligations under this Agreement without the consent of the other Parties.

22.9	Counterparts

This Agreement may be signed electronically and in any number of counterparts, and by each signatory on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by email shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

22.10	General Co-operation

The Parties shall co‑operate with each other and execute and deliver to the other Parties such other instruments and documents and take such other actions as may be necessary or reasonably requested from time to time in order to carry out, evidence and confirm their rights and the intended purpose of this Agreement.

22.11	Rights of Third Parties

This is an agreement between the Parties only and no rights are stipulated for the benefit of any third party.

22.12	Set-off

Each Party waives and relinquishes any right of set-off or counterclaim, deduction or retention which it might otherwise have in respect of any payment which it may be obliged to make or procure to be made to another Party pursuant to this Agreement.

22.13	Independent Advice

All Parties acknowledge they have been free to secure independent legal and other advice as to the nature and effect of all of the provisions of this Agreement and that they have either taken such independent legal and other advice or voluntarily decided not to do so.

22.14	Successor Bound

Without prejudice to any other provision of this Agreement, this Agreement is binding on and inures for the benefit of each Party’s successors in title and/or permitted assign/s.

22.15	Applicable law

This Agreement is governed by and shall be construed in accordance with the laws of Zimbabwe.

23.	ADDRESSES FOR LEGAL PROCESSES AND NOTICES

23.1	The Parties choose for the purposes of this Agreement the following addresses and email addresses:

23.1.1	Seller	B006 Millais House
Castle Quay
St Helier
Jersey, Channel Islands
JE2 3EF

	Email address:	mlearmonth@caledoniamining.com
	Marked for the attention of:	Mark Learmonth, Director

23.1.2	Company	6TH Floor Redbridge Eastgate N.E Wing
Cnr 3rd Street and Robert Mugabe Ave
Harare
Zimbabwe

	Email address:	mlearmonth@caledoniamining.com
	Marked for the attention of:	Mark Learmonth, Director

23.1.3	Caledonia Holdings	6TH Floor Redbridge Eastgate N.E Wing
Cnr 3rd Street and Robert Mugabe Ave
Harare
Zimbabwe

	Email address:	mlearmonth@caledoniamining.com
	Marked for the attention of:	Mark Learmonth, Director

23.1.4	Purchaser	AXIS FIDUCIARY
2nd Floor, The Axis, 26 Bank Street,
Cybercity, Ebene 72201, Mauritius

	Email address:	cbenotices@crossboundary.com;
legal@crossboundary.com
	Marked for the attention of:	CBE Holdings (Legal and Matthew Tilleard)

23.2

Any legal process to be served on any of the Parties may be served on it at the address specified for it in clause 23.1 and it chooses that address as its domicilium citandi et executandi for all purposes under this Agreement.

23.3

Any notice or other communication to be given to any of the Parties in terms of this Agreement is valid and effective only if it is given in writing, provided that any notice given by email is regarded for this purpose as having been given in writing.

23.4

Each notice by email to a Party at the email address specified for it in clause 23.1 is deemed to have been received on the day of transmission if it is transmitted during normal business hours of the receiving Party or on the next business day at the destination after it is transmitted, if it is transmitted outside those business hours.

23.5

A notice to any Party which is sent by overnight courier in a correctly addressed envelope to the address specified for it in clause 23.1 is deemed to have been received on the business day following the date it is sent.

23.6

Notwithstanding anything to the contrary in this clause 23, a written notice or other communication actually received by any Party is adequate written notice or communication to it notwithstanding that the notice was not sent to or delivered at its chosen address.

23.7

Any Party may by written notice to the other Parties change its address or email address for the purposes of clause 23.1 to any other address (other than a post office box number)provided that the change will become effective on the day following receipt of the notice.

24.	COSTS

Each Party is responsible for its own costs, legal fees and other expenses incurred in the negotiation, preparation and execution of this Agreement.

[Signature page follows]

SIGNATURE PAGE

SIGNED at _________________ on this the _________ day of _____________2024.

For and on behalf of CALEDONIA MINING CORPORATION PLC __________________________ Signatory: Mark Learmonth Capacity: Director Who warrants his authority hereto

SIGNED at _________________ on this the _________ day of _____________2024.

For and on behalf of CALEDONIA MINING SERVICES (PRIVATE) LIMITED __________________________ Signatory: Mark Learmonth Capacity: Director Who warrants his authority hereto

SIGNED at _________________ on this the _________ day of _____________2024.

For and on behalf of CALEDONIA HOLDINGS ZIMBABWE (PRIVATE) LIMITED __________________________ Signatory: Mark Learmonth Capacity: Director Who warrants his authority hereto

SIGNED at _________________ on this the _________ day of _____________2024.

For and on behalf of CROSSBOUNDARY ENERGY HOLDINGS __________________________ Signatory: Capacity: Who warrants his authority hereto

ANNEXURE A

PARTICULARS OF THE COMPANY

Name:	CALEDONIA MINING SERVICES (PRIVATE) LIMITED

Registered Number:	898/34

Place and Date of Incorporation:	Zimbabwe, 8 March 1934

Issued Share Capital:	100,000 ordinary shares

Registered office:	3 Cecil Rhodes Drive, Newlands, Harare, Zimbabwe

Directors:	John Mark Learmonth; Chester Oliver Goodburn; Peter Donald Dell

Secretary:	Curtis Van Heerden

Accounting Reference Date:	31 December

Auditors:	BDO Zimbabwe

Shareholders:	Caledonia Mining Corporation Plc

ANNEXURE B

SELLER WARRANTIES

1.	CAPACITY AND AUTHORITY OF SELLER

1.1

The Seller is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate properties and carry on its business.

1.2

The Seller has full power and authority, and as at Closing will have obtained all consents, licences, authorisations, waivers or exemptions required to execute the Agreement to empower it, to execute the Agreement and each other agreement, document, instrument or certificate contemplated by the Agreement or to be executed by the Seller in connection with the consummation of the transactions contemplated hereby and thereby (the Seller Documents), and to consummate the transactions contemplated hereby and thereby.

1.3

The execution and performance by the Seller of the Agreement and each Seller Document have been duly authorised by all necessary corporate action on behalf of the Seller. The Agreement has been, and each Seller Document, at or prior to the Closing, will be duly executed by the Seller and (assuming the due authorisation and execution by the other Parties hereto and thereto) the Agreement constitutes, and each Seller Document when so executed will constitute the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar laws affecting creditors’ rights and remedies generally.

1.4

No consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required on the part of the Seller in connection with the execution of the Agreement or, other than in respect of the Regulatory Approvals, the Seller Documents.

1.5

There are no Legal Proceedings pending or, to the Seller’s Knowledge, threatened that are reasonably likely to prohibit or restrain the ability of the Seller to enter into the Agreement or consummate the transactions contemplated hereby.

1.6	The Seller has the requisite power and authority to enter into and perform its obligations under this Agreement.

1.7	This Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on the Seller in terms of this Agreement.

2.	COMPANY STATUS AND OTHER MATTERS

2.1

The Company is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all requisite power and authority to own, lease and operate properties and carry on its Business.

2.2

The copies of the constitutional documents of the Company, which have been provided to the Purchaser are complete and accurate in all material respects. The Company is not under any obligation (whether actual or contingent) to alter the Company’s constitutional documents.

2.3

The Company has full power and authority, and as at Closing will have obtained all consents, licences, authorisations, waivers or exemptions required to execute the Agreement to empower it, to execute the Agreement and each other agreement, document, instrument or certificate contemplated by the Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated hereby and thereby (the Company Documents), and to consummate the transactions contemplated hereby and thereby.

2.4

The execution and performance by the Company of the Agreement and each Company Document have been duly authorised by all necessary corporate action on behalf of the Company. The Agreement has been, and each Company Document, at or prior to the Closing, will be duly executed by the Company and (assuming the due authorisation and execution by the other Parties hereto and thereto) the Agreement constitutes, and each Company Document when so executed will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar laws affecting creditors’ rights and remedies generally.

2.5

No consent, waiver, approval, order, permit or authorisation of, or declaration or filing with, or notification to, any person or Governmental Entity is required on the part of the Company in connection with the execution of the Agreement or, other than in respect of the Regulatory Approvals, the Company Documents.

2.6

There are no Legal Proceedings pending or, to the Seller’s Knowledge, threatened that are reasonably likely to prohibit or restrain the ability of the Company to enter into the Agreement or consummate the transactions contemplated hereby.

2.7	The Company has the requisite power and authority to enter into and perform its obligations under this Agreement.

2.8	This Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on the Company in terms of this Agreement.

2.9

To the Seller’s Knowledge, the Agreement and Closing will not, and will not be likely to, cause the Company to lose the benefit of any material asset, right or privilege (including, but not limited to, any Material Contract or any licence) which it now enjoys.

3.	SALE SHARES

3.1	The corporate particulars of the Company set out in Annexure A, are true, accurate and complete.

3.2

The Sale Shares are fully, legally and beneficially owned by the Seller and are free from any Encumbrances. Upon the transfer of Sale Shares from the Seller to the Purchaser at Closing, the full, legal and beneficial title to the Sale Shares, free of all Encumbrances, will pass to the Purchaser.

3.3	There is not now existing nor is there any agreement to create any Encumbrance on or affecting the Sale Shares or any unissued shares or securities of the Company.

3.4

To the Seller’s Knowledge, (i) the Sale Shares are validly issued and fully paid and (ii) no person has the right (exercisable now or in the future and whether contingent or not), to call for the allotment or issue of any Share or loan capital in the Company.

3.5	The register of members and the register of beneficial owners of the Company contain true and accurate records of the shareholders of the Company.

3.6	To the Seller’s Knowledge and save as contemplated in the Agreement:

3.6.1

no entity or person has any right to seek to amend the register of members and the register of beneficial owners of the Company, and the Company is not under any obligations to alter its share capital in any respect; and

3.6.2

there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or otherwise) to require the allotment, issue, transfer, redemption or repayment of, any share in the capital of the Company (including without limitation an option or right of pre-emption or conversion).

3.7

No person is entitled (other than the Seller) to participate or share in the income or the profits of the Company or to any payment of any kind (whether by way of commission or otherwise) calculated with reference to the profits or income of the Company.

4.	REGULATORY AND ENVIRONMENTAL MATTERS

4.1

The Company has obtained all licences, permissions, authorisations (public or private) or consents (together, Approvals) required for carrying on its Business in the places and in the manner in which it is carried on at the Signature Date in accordance with all Applicable Laws. These Approvals are in full force and effect. To the Seller’s Knowledge, there are no circumstances which indicate that any Approval will or is likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the transactions contemplated by this Agreement or otherwise).

4.2

The Company has at all times conducted its business in accordance with its articles of association or other equivalent constitutional documents and in accordance with all Applicable Laws. The Company is not in default (excluding any default of an immaterial nature) of any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction which applies to the Company.

4.3	The Company did not commence operations or the generation of any power before obtaining the applicable Authorizations from the relevant authorities.

4.4	The Company is, to the Seller’s Knowledge in all material respects in compliance with environmental and social Applicable Laws in each relevant jurisdiction.

4.5

Where applicable and to the Seller’s Knowledge, any hazardous substances have been or are disposed of, stored in accordance with Applicable Laws and are not kept or present on, in or under any of the properties, nor in water or the ground or the groundwater under the properties.

4.6

The Company has obtained and is and has been in material compliance with the terms and conditions of all environmental consents required in respect of the Company’s activities and is and has been in compliance with Applicable Laws and has, to the Seller’s Knowledge, no actual liability under Applicable Laws.

4.7

The Company has received no indication of any actual, pending or threatened actions by regulatory authorities or third parties in respect of any alleged non-compliance with or liability in respect of applicable environmental laws and does not have any actual or, to the Seller’s Knowledge, potential liability under any environmental health and safety Applicable Laws.

4.8

The Company has not been engaged in any claim, action, dispute, litigation or arbitration proceedings and nor, to the Seller’s Knowledge, are any such claims, actions, disputes, litigation or proceedings pending or threatened by or against it in connection with noise nuisance, air pollution, soil pollution or any other kind of pollution or other environmental damage due to any of the Company’s activities.

5.	SOLVENCY

5.1

The Company is not insolvent, and the Company has not committed any act which, if they were a natural person, would be an act of insolvency as defined in the Zimbabwean Insolvency Act, 2018, and has not been deemed to be unable to pay its debts in terms of the Companies Act, and the Seller has no Knowledge of any circumstances which may lead to such an event.

5.2

No order has been made, petition presented or resolution passed for the winding-up or deregistration of the Company or the placing of the Company under corporate rescue proceedings and no steps have been taken, and the Seller has no Knowledge of any steps that are pending or threatened, for the appointment of a liquidator or corporate rescue practitioner for the Company.

6.	FINANCIAL STATEMENTS

6.1

The Seller has made available to the Purchaser copies of (i) the audited annual financial statements of the Company for the financial years ended 31 December 2019, 31 December 2020 and 31 December 2021, and (ii) the unaudited annual financial statements of the Company for the financial year ended 31 December 2022 (the Accounts).

6.2

To the Seller’s Knowledge, and except as set forth in the notes thereto, the Accounts have been prepared in accordance with all Applicable Laws and IFRS consistently applied and present fairly in all material respects, the financial position (including the assets and liabilities), results of operations (including the profits and losses) and cash flows of the Company as at the dates and for the periods indicated therein.

6.3

To the Seller’s Knowledge, the Company has no material liabilities of any kind (including but not limited to off-statement of financial position liabilities) that would have been required to be reflected in, reserved against or otherwise described in the Accounts or in the notes thereto in accordance with IFRS and were not so reflected, reserved against or described, other than (i) liabilities incurred in the ordinary course of business after the period covered in the Accounts, and (ii) liabilities incurred in connection with the transactions contemplated hereby.

7.	BUSINESS ASSETS

7.1	Each of the assets included or reflected in the Accounts for the period of each of the relevant Accounts is the property of the Company and is free from all Encumbrances.

7.2

To the Seller’s Knowledge, all the assets used by the Company, having regard to normal “wear and tear”, can be efficiently and properly used in all material respects for the purposes for which they were acquired or are retained and are currently being used as such.

7.3	The Company owns or has the right to use each asset used in and necessary for the effective operation of its Business.

7.4	None of the material assets of the Company are subject to any reservation of ownership, lease, lien, hypothec, mortgage, notarial bond, pledge or other Encumbrance.

7.5	The Company's asset registers comprise a true, accurate and not misleading record of all the plant, machinery, equipment, vehicles and other assets owned, possessed or used by it.

8.	MATERIAL CONTRACTS

8.1	To the Seller’s Knowledge, and except as set forth in the Disclosed Matters:

8.1.1	all Material Contracts are valid, binding and in full force and effect and are enforceable by the Company in accordance with their terms;

8.1.2	no allegation of any material breach or invalidity has been received by the Company in the 12 (twelve) months immediately preceding the Signature Date in relation to any Material Contract;

8.1.3	the Company is not in breach or default under any Material Contract; and

8.1.4	no condition exists or event has occurred which, with or without the lapse of time or the giving of notice, or both, would constitute a default by any party under any Material Contract.

8.2	The Company has not received any notice of termination or cancellation or intention to terminate or cancel any of the Material Contracts.

9.	INSURANCE

Details of the Company’s insurance policies are set out in the Disclosed Matters. These details are true, accurate and not (in any material respects) misleading. The Company’s insurance policies are in full force and effect and are not voidable. All premiums payable to date have been paid and, to the Seller’s Knowledge, there are no circumstances which might lead to the insurers avoiding any liability under them or the premiums being increased. Closing will not have the effect of terminating, or entitling any insurer to terminate, cover under any insurance.

10.	LITIGATION

10.1

The Company is not party to any legal, arbitration, criminal, labour, tax or other dispute, case, application or proceeding, and any such case, application or proceeding threatened in writing by or against the Company in the period of 3 (three) years prior to the Signature Date is a Disclosed Matter, and (to the Seller’s Knowledge) there are no circumstances existing which are likely to lead to any such disputes, case, application or proceeding by or against the Company.

10.2

The Company has not been notified in writing that it is the subject of any investigation or enquiry by, or on behalf of, any Governmental Entity in respect of any of the affairs of the Company and the Seller has no Knowledge of any circumstances likely to lead to any investigation or enquiry by any Governmental Entity and there are, to the Seller’s Knowledge, no circumstances likely to give rise to any such investigation, enquiry or enforcement proceedings.

11.	TAXES

11.1	To the Seller’s Knowledge:

11.1.1

the Company has properly and punctually made all returns and provided all information required for Taxation purposes and none of such returns is disputed by the relevant Taxation authority. The Company has duly and punctually paid all Taxation which it has become liable to pay and has made all such withholdings, deductions and retentions that it was obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so withheld, deducted and retained;

11.1.2	the Company has not received any claim for Taxation from a Taxation authority in respect of a failure to deduct and pay any Taxation;

11.1.3	the Company is not party to any objection or appeal regarding any Taxation and there are no circumstances existing which make it likely that such a dispute will arise;

11.1.4

the Company has not, within six (6) years before the Signature Date paid or become liable to pay any material penalty, fine, surcharge or penalty interest in excess of US$10,000, in connection with any Tax; and

11.1.5

the Company has not, within the six (6) years before the Signature Date been the subject of an investigation, audit or visit of a non-routine nature by or involving any Governmental Entity responsible for Tax.

11.2

Other than in respect of the matters identified in Annexure E, all returns to be submitted, all information required to be supplied and all notices and payments required to be made by the Company in each case for the purposes of Taxation have been submitted, supplied or made on a materially proper basis.

11.3

The Company is, to the extent that it is required to be registered, a registered person for the purposes of the relevant value added or turnover Tax applicable in any relevant jurisdiction and has not in the last six (6) years been treated as a member of a group for such value added or turnover Tax.

11.4	The amounts in Annexure E identified by the Purchaser are not due for payment or have been discharged.

11.5	All documents in the possession or under the control of the Company to which the Company is a party and which attract stamp duty have been properly stamped.

12.	ANTI-BRIBERY AND CORRUPTION

12.1	The Company is in compliance with the Anti-Bribery Laws.

12.2	To the Seller’s Knowledge, the Company’s directors and senior managers are (in their capacity as employees of the Company) in compliance with the Anti-Bribery Laws.

12.3	Neither the Company nor any of its directors or senior managers is accused of or under investigation by any Governmental Entity for contravention of any Anti-Bribery Laws.

12.4

To the Seller’s Knowledge, neither the Company nor any person who is or has been a director, officer or employee of the Company has, in the context of the Business, at any time made, given, authorised or offered, or promised to make, give, authorise or offer any financial or other advantage (including any payment, loan, gift or transfer of anything of value), directly or indirectly, to or for the use or benefit of any Government Official (or to another person at the request or with the assent or acquiescence of such Government Official), or any other natural or legal person, in order to assist the Company in improperly obtaining or retaining business for or with any person, in improperly directing business to any person, or in securing any improper advantage.

ANNEXURE C

MATERIAL CONTRACTS

Power Purchase Agreement between the Company and Blanket Mine dated 17 December 2020, to be amended as per clause 3.1.1

Consultancy Agreement between the Company and SolarReserve South Africa (Pty) Ltd dated 28 February 2024.

Operation and Maintenance Agreement between the Company and Wirepower Electric Company (Private) Limited dated 28 February 2024.

ANNEXURE D
SUBCONTRACTS

Subcontracts with suppliers and service providers, the benefit of whose contracts have been or will be assigned to the Company being as follows:

1.

Agreement relating to the subcontract of mechanical and LV works for the Blanket Mine Solar PV project between Voltalia Portugal S.A. as Buyer and Baytex East Africa Limited as Contractor entered into on 5 January 2022 and as novated on 11 March 2022, assigned pursuant to an assignment of subcontract rights and warranties electromechanical works by Baytex East Africa Limited and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 16 February 2023 and as further assigned to the Company on 24 November 2023.

2.

Agreement relating to the supply and commissioning of autotransformers for Solar PV project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Buyer and Chemrotech as Supplier entered into on 17 September 2021, assigned pursuant to an assignment of subcontract rights and warranties autotransformers by Chemrotech and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on 13 December 2023.

3.

Agreement relating to the supply and commissioning of delivery stations for the Solar PV project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Buyer and Chemrotech as Supplier entered into on 17 September 2021, assigned pursuant to an assignment of subcontract rights and warranties autotransformers by Chemrotech and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on 13 December 2023.

4.

Agreement relating to the supply and commissioning of Electromechanical (LV/MV) works for the Solar PV project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Buyer and Chemrotech as Supplier entered into on 13 April 2021, assigned pursuant to an assignment of subcontract rights and warranties autotransformers by Chemrotech and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on13 December 2023.

5.

Agreement relating to the supply and commissioning of transmission lines for the Solar PV project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Buyer and Chemrotech as Supplier entered into on 17 September 2021, assigned pursuant to an assignment of subcontract rights and warranties autotransformers by Chemrotech and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on 13 December 2023.

6.

Agreement relating to the supply and installation of security system for the Blanket Mine Solar PV project between Voltalia Portugal S.A. as Buyer and Microsegur as Contractor entered into on 30 March 2022, assigned pursuant to an assignment of subcontract rights and warranties supply of CCTV system by Microsegur and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 12 December 2022 and as further assigned to the Company on 11 December 2023.

7.

Agreement relating to the Supply and Commissioning of Inverters for Solar PV Project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Employer and Sungrow Ibérica as Contractor dated 13 September 2021, assigned pursuant to an assignment of subcontract rights and warranties subcontract for the supply of inverters by Sungrow Ibérica SAU and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on 9 January 2024.

8.

Agreement relating to the supply of transformers for Solar PV Project Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. as Employer and Sungrow Ibérica as Contractor dated 13 September 2021, assigned pursuant to an assignment of subcontract rights and warranties subcontract for the supply of inverters by Sungrow Ibérica SAU and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 5 December 2022 and as further assigned to the Company on 9 January 2024.

9.

Agreement for the supply of photovoltaic modules for Solar PV Project at the Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal S.A. and Wuxi Suntech Power Co., Ltd dated 7 July 2021, assigned pursuant to an assignment of subcontract rights and warranties supply of PV panels by Wuxi Suntech Power Co. and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 13 December 2022 and as further assigned to the Company on 29 December 2023.

10.

Supply agreement relating to the supply and delivery of tracker for the Solar PV Project at the Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal as Employer and Trina Solar Spain SLU as Contractor / Supplier dated 16 July 2021, assigned pursuant to an assignment of subcontract rights and warranties supply of structures and trackers by TRINA SOLAR SLU and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 6 March 2023 and as further assigned to the Company on 24 November 2023.

11.

Agreement relating to the supply and installation of fences and gates for the Solar PV Project at the Blanket Mine, Bulawayo, Zimbabwe between Voltalia Portugal as Employer and Wholesale Fencing South Africa (WFSA) as Contractor / Supplier dated 13 October 2021, assigned pursuant to an assignment of subcontract rights and warranties for supply of fences and gates by WFSA and Voltalia Portugal S.A. in the presence of Caledonia Mining Corporation Plc dated 13 December 2022 and as further assigned to the Company on 10 January 2024.

ANNEXURE E

TAX LIABILITIES

Tax head	Missing/ Amended lodgements	Description	Tax Loss/ Profit	Penalties (late submission of returns)[1]	Recomputed Principal amount	Possible penalty 100% (late payment of obligations)[1]	Interest[1]	Maximum possible liability[1]	CMS comments
VAT
	2021 - 2 returns	Not lodged	$ -	$ 5,460	$ -	$ -	$ -	$ 5,460

Noted, returns will be lodged. Kindly note that ZIMRA has phased out manual returns and requires that all outstanding returns are submitted online on their new TARMS platform. The returns noted here do not appear on the platform as outstanding and we will engage ZIMRA on how best to submit the nil returns.

	2022 - 6 returns	Not lodged	$ -	$ 16,380	$ -	$ -	$ -	$ 16,380

Noted, returns will be lodged. Kindly note that ZIMRA has phased out manual returns and requires that all outstanding returns are submitted online on their new TARMS platform. The returns noted here do not appear on the platform as outstanding and we will engage ZIMRA on how best to submit the nil returns.

	2023- 1 return missing.	Between February to September there is need to account for output VAT on the supply of electricity – the amended returns have been filed	$ -	$ 2,730	$ 341,781	$ 341,781	$ 16,460	$ 702,752

Amended VAT returns were filed and all payments are now up to date. The interest component and penalty noted here were not charged as per the current automated statement from ZIMRA which shows that we are in a credit position.

Employment Tax (PAYE)	Management is not sure when the company was registered for PAYE	Nil returns were lodged
ITF16	2021	Not lodged	$ -	$ 2,730	$ -	$ -	$ -	$ 2,730

Noted, return will be lodged. Kindly note that ZIMRA has phased out manual returns and requires that all outstanding returns are submitted online on their new TARMS platform. The returns noted here do not appear on the platform as outstanding and we will engage ZIMRA on how best to submit the nil return.

	2022	Not lodged	$ -	$ 2,730	$ -	$ -	$ -	$ 2,730

Noted, return will be lodged. Kindly note that ZIMRA has phased out manual returns and requires that all outstanding returns are submitted online on their new TARMS platform. The returns noted here do not appear on the platform as outstanding and we will engage ZIMRA on how best to submit the nil return.

Income Tax
ITF12C		No ZIMRA stamp, the return was signed 30/4/2018	$ -	$ -	$ -	$ -	$ -	$ -
		Submitted and stamped by ZIMRA on 30/4/2019	$ -	$ -	$ -	$ -	$ -	$ -

	2019	Amendment required	$ (155,324)	$ -	$ -	$ -	$ -	$ -

To confirm position with ZIMRA. In 2019 we were statutorily required to submit our tax returns in ZWL equivalent unless the company had made an application to file in US$, and we did not do so at the time. Hence the ZWL return we submitted.

	2020	Amendment required	$ -	$ -	$ -	$ -	$ -	$ -
	2021	Amendment required	$ (7,178)	$ -	$ -	$ -	$ -	$ -

To confirm position with ZIMRA. In 2019 we were statutorily required to submit our tax returns in ZWL equivalent unless the company had made an application to file in US$, and we did not do so at the time. Hence the ZWL return we submitted.

	2022	Amendment required	$ (223,512)	$ 2,730	$ -	$ -	$ -	$ 2,730	Noted, will action.
Transfer Pricing
ITF12C2	2021 -1 Return & TP Document	Not lodged	$ -	$ 2,730.00	$ -	$ -	$ -	$ 2,730	We have engaged a consultant to help us draft a TP document covering the period in question. We have tentatively set end of February as the expected lodgement date.
	2022 -1 Return & TP Document	Not lodged	$ -	$ 2,730.00	$ -	$ -	$ -	$ 2,730	We have engaged a consultant to help us draft a TP document covering the period in question. We have tentatively set end of February as the expected lodgement date.
Custom & Excise		Update Company Name in the ZIMRA Asycuda System							We have written a letter to ZIMRA advising of the Name Change. We await their response.
Total			$ (385,267)	$ 38,220	$ 341,781	$ 341,781	$ 16,460	$ 738,242